United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

December 21, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: United States Cellular Corporation
Registration Statement on Form S-3
Filed December 18, 2020
File No. 333-251482

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United States Cellular Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Washington D.C. time on Tuesday, December 22, 2020, or as soon as practicable thereafter.

We appreciate your assistance in this matter.

If you have any questions, please contact Mitchel A. Mick of Sidley Austin LLP at 312-853-7898 (phone), 312-853-7036 (fax) or mmick@sidley.com (email). Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas W. Chambers
Douglas W. Chambers
Executive Vice President, Chief Financial Officer and Treasurer

cc: Stephen P. Fitzell